Exhibit (k)(1)

ADMINISTRATION AGREEMENT

AGREEMENT (this “Agreement”) made as of October 17, 2025 by and between PennantPark Enhanced Income Fund, a Delaware statutory trust, (the “Fund”), and PennantPark Investment Administration, LLC, a Delaware limited liability company, (hereinafter referred to as the “Administrator”).

W I T N E S S E T H:

WHEREAS, the Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that operates as an interval fund pursuant to Rule 23c-3 thereunder;

WHEREAS, the Fund desires to retain the Administrator to provide administrative services to the Fund in the manner and on the terms hereinafter set forth; and

WHEREAS, the Administrator is willing to provide administrative services to the Fund on the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Fund and the Administrator hereby agree as follows:

1. Duties of the Administrator

(a) Employment of Administrator. The Fund hereby employs the Administrator to act as administrator of the Fund, and to furnish, or arrange for others to furnish, the administrative services, personnel and facilities described below, subject to review by and the overall control of the Board of Trustees of the Fund, for the period and on the terms and conditions set forth in this Agreement. The Administrator hereby accepts such employment and agrees during such period to render, or arrange for the rendering of, such services and to assume the obligations herein set forth subject to the reimbursement of costs and expenses provided for below. The Administrator and such others shall for all purposes herein be deemed to be independent contractors and shall, unless otherwise expressly provided or authorized herein, have no authority to act for or represent the Fund in any way or otherwise be deemed agents of the Fund.

(b) Services. The Administrator shall perform (or oversee, or arrange for, the performance of) the administrative services necessary for the operation of the Fund. Without limiting the generality of the foregoing, the Administrator shall provide the Fund with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities and such other services as the Administrator, subject to review by the Board of Trustees of the Fund, shall from time to time determine to be necessary or useful to perform its obligations under this Agreement. The Administrator shall also, on behalf of the Fund, conduct relations with custodians, depositories, transfer agents, dividend disbursing agents, other shareholder servicing agents, independent and internal auditors, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. The Administrator shall make reports to the Trustees of its performance of obligations hereunder and furnish advice and recommendations with respect to such other aspects of the business and affairs of the Fund as it shall determine to be desirable; provided that nothing herein shall be construed to require the Administrator to, and the Administrator shall not, provide any advice or recommendation relating to the securities and other assets that the Fund should purchase, retain or sell or any other investment advisory services to the Fund. The Administrator shall be responsible for the financial and other records that the Fund is required to maintain and shall prepare reports to shareholders, and reports and other materials filed with the Securities and Exchange Commission (the “SEC”). In addition, the Administrator will assist the Fund in determining and publishing the Fund’s net asset value, overseeing the preparation and filing of the Fund’s tax returns, and the printing and dissemination of reports to shareholders of the Fund, and generally overseeing the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others.

2. Records

The Administrator agrees to maintain and keep all books, accounts and other records of the Fund that relate to activities performed by the Administrator hereunder and, if required by the 1940 Act, will maintain and keep such books, accounts and records in accordance with that Act. In compliance with the requirements of Rule 31a-3 under the 1940 Act, the Administrator agrees that all records which it maintains for the Fund shall at all times remain the property of the Fund, shall be readily accessible during normal business hours, and shall be promptly surrendered upon the termination of the Agreement or otherwise on written request. The Administrator further agrees that all records which it maintains for the Fund pursuant to Rule 31a-1 and Rule 31a-4 under the 1940 Act will be preserved for the periods prescribed by Rule 31a-2 and Rule 31a-4, respectively, under the 1940 Act unless any such records are earlier surrendered as provided above. Records shall be surrendered in usable machine-readable form. The Administrator shall have the right to retain copies of such records subject to observance of its confidentiality obligations under this Agreement.

3. Confidentiality

The parties hereto agree that each shall treat confidentially the terms and conditions of this Agreement and all information provided by each party to the other regarding its business and operations. All confidential information provided by a party hereto, including nonpublic personal information pursuant to Regulation S-P of the SEC, shall be used by any other party hereto solely for the purpose of rendering services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party, without the prior consent of such providing party. The foregoing shall not be applicable to any information that is publicly available when provided or thereafter becomes publicly available other than through a breach of this Agreement, or that is required to be disclosed by any regulatory authority, any authority or legal counsel of the parties hereto, by judicial or administrative process or otherwise by applicable law or regulation.

4. Compensation; Allocation of Costs and Expenses

In full consideration of the provision of the services of the Administrator, the Fund shall reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its services and obligations and providing personnel and facilities hereunder.

The Fund will bear all costs and expenses that are incurred in its operation and transactions and not specifically assumed by the Fund’s investment adviser (the “Adviser”), pursuant to that certain Investment Advisory Agreement, dated as of October 17, 2025, by and between the Fund and the Adviser. Costs and expenses to be borne by the Fund include, but are not limited to, those relating to:

(a)

Organization and offering expenses associated with the Fund’s offering (including legal, accounting, printing, mailing, and filing fees and expenses and other organization and offering expenses, including, but not limited to, costs associated with integration between the Fund’s and/or the Adviser’s systems and those of participating broker-dealers, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices);

(b)	calculating the Fund’s net asset value (including the cost and expenses of any independent valuation firm);

(c)	the cost of effecting sales and repurchases of the shares and other securities;

(d)	base management and incentive fees payable to the Adviser pursuant to the Investment Advisory Agreement;

(e)	transfer agent and custodial fees;

(f)	federal and state registration fees;

(g)	federal, state and local taxes;

(h)	interest payable on debt, if any, incurred to finance the Fund’s investments;

(i)	expenses related to unsuccessful portfolio acquisition efforts;

(j)	the fees and expenses of any of the Fund’s trustees who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act);

(k)	brokerage commissions for the Fund’s investments;

(l)	costs of any reports, proxy statements or other notices to shareholders, including printing costs;

(m)	costs associated with the Fund’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;

(n)	the Fund’s allocable portion of the fidelity bond, trustees and officers/errors and omissions liability insurance, and any other insurance premiums;

(o)	costs associated with individual or group shareholders;

(p)	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs;

(q)	costs associated with software licenses and related technology necessary for the operation of the Fund;

(r)	costs of preparing and filing reports or other documents required by the Securities and Exchange Commission;

(s)	administration fees payable under this Agreement;

(t)

fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments, including costs associated with meeting potential financial sponsors;

(u)

expenses incurred by the Adviser payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Fund and in monitoring the Fund’s investments and performing due diligence (including related legal expenses) on its prospective portfolio investments; and

(v)

the Fund’s pro rata portion of compensation, overhead (including rent, office equipment and utilities) and other expenses incurred by the Adviser and compensation of the Fund’s chief compliance officer, chief financial officer and their respective staffs, and legal, operations and other non-investment professionals at the Adviser that perform duties for the Fund.

For the avoidance of doubt, the costs and expenses to be borne by the Fund set forth above include the costs and expenses allocable with respect to the provision of in-house legal, tax, or other professional advice and/or services to the Fund, including performing due diligence, as deemed appropriate by the Administrator, where such in-house personnel perform services that would be paid by the Fund if outside service providers provided the same services, subject to the Board of Trustees’ oversight.

At its election, the Administrator may elect to receive payment under this Agreement in the form of a percentage of assets under management by the Fund, rather than based on the sum of the actual expenses accrued. Such percentage shall be in an amount mutually agreed by the Administrator and the Fund.

5. Limitation of Liability of the Administrator; Indemnification

The Administrator (and its officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with the Administrator, including without limitation its sole member) shall not be liable to the Fund for any action taken or omitted to be taken by the Administrator in connection with the performance of any of its duties or obligations under this Agreement or otherwise as administrator for the Fund, and the Fund shall indemnify, defend and protect the Administrator (and its officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with the Administrator, including without limitation the Adviser, each of whom shall be deemed a third party beneficiary hereof, collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon the performance of any of the Administrator’s duties or obligations under this Agreement or otherwise as administrator for the Fund. Notwithstanding the preceding sentence of this Paragraph 5 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Fund or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Administrator’s duties or by reason of the reckless disregard of the Administrator’s duties and obligations under this Agreement (to the extent applicable, as the same shall be determined in accordance with the 1940 Act and any interpretations or guidance by the SEC or its staff thereunder).

6. Activities of the Administrator

The services of the Administrator to the Fund are not to be deemed to be exclusive, and the Administrator and each affiliate is free to render services to others. It is understood that trustees, officers, employees and shareholders of the Fund are or may become interested in the Administrator and its affiliates, as directors, officers, members, managers, employees, partners, stockholders or otherwise, and that the Administrator and directors, officers, members, managers, employees, partners and stockholders of the Administrator and its affiliates are or may become similarly interested in the Fund as shareholders or otherwise.

7. Duration and Termination of this Agreement

This Agreement shall become effective as of the date hereof, and shall remain in force with respect to the Fund for two years thereafter, and thereafter continue from year to year, but only so long as such continuance is specifically approved at least annually by (i) the Board of Trustees of the Fund and (ii) a majority of those trustees who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such party.

This Agreement may be terminated at any time, without the payment of any penalty, by vote of the trustees of the Fund, or by the Administrator, upon 60 days’ written notice to the other party. This Agreement may not be assigned by a party without the consent of the other party.

8. Amendments of this Agreement

This Agreement may be amended pursuant to a written instrument by mutual consent of the parties.

9. Governing Law

This Agreement shall be construed in accordance with laws of the State of New York and the applicable provisions of the 1940 Act, if any. To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, if any, the latter shall control.

10. Entire Agreement

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

11. Notices

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

PENNANTPARK ENHANCED INCOME FUND

By:	/s/ Arthur H. Penn
Name: Arthur H. Penn
Title: Trustee

PENNANTPARK INVESTMENT ADMINISTRATION, LLC

By:	/s/ Jeffrey S. Sion
Name: Jeffrey S. Sion
Title: Authorized Signatory